Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Editas Medicine, Inc. for the registration of $400,000,000 of common stock, preferred stock, debt securities, depositary shares, subscription rights, purchase contracts, warrants and units and to the incorporation by reference therein of our report dated March 9, 2026, with respect to the consolidated financial statements of Editas Medicine, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

August 31, 2026